VIDONI, INC.

Reviewed Financial Statements For The Years Ended December 31, 2018 and 2017

July 25, 2019



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Vidoni, Inc.
Basking Ridge, NJ

We have reviewed the accompanying financial statements of Vidoni, Inc. (a corporation), which comprise the balance sheet as of December 31, 2018 and 2017, and the related statements of income, changes in shareholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, We do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether We are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of Our procedures provide a reasonable basis for Our conclusion.

Accountant's Conclusion

Based on Our review, We are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note B. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Jason M. Tyra, CPA, PLLC
Dallas, TX
July 25, 2019

1700 Pacific Avenue, Suite 4710

Dallas, TX 75201

(P) 972-201-9008

(F) 972-201-9008

info@tyracpa.com

www.tyracpa.com

VIDONI, INC.
BALANCE SHEET
DECEMBER 31, 2018 AND 2017
_____

	2018	2017
ASSETS		
CURRENT ASSETS		
Cash	$ 37,612	$ 118
Accounts Receivable	97,510	170,402
Prepaid Expenses	828	-
TOTAL CURRENT ASSETS	135,951	170,520
NON-CURRENT ASSETS		
Fixed Assets	13,396	6,680
Accumulated Depreciation	(7,370)	(4,008)
Security Deposit	7,413	7,413
TOTAL NON-CURRENT ASSETS	13,438	10,085
TOTAL ASSETS	149,389	180,604
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts Payable	88,036	26,350
TOTAL CURRENT LIABILITIES	88,036	26,350
NON-CURRENT LIABILITIES		
Line of Credit	68,274	-
Promissory Notes	95,000	95,000
Accumulated Interest	8,721	-
TOTAL LIABILITIES	260,032	121,350
SHAREHOLDERS' EQUITY		
Common Stock (20,000,000 shares authorized;	1,039	-
10,385,786 issued; 0.0001 par value)		
Additional Paid in Capital	229,463	-
Retained Earnings (Deficit)	(341,146)	59,253
TOTAL SHAREHOLDERS' EQUITY	(110,644)	59,253
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 149,389	$ 180,604


VIDONI, INC.
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
_____


	2018	**2017**
Operating Income		
Sales	$ 402,859	$ 487,024
Cost of Goods Sold	116,096	106,932
Gross Profit	286,763	380,093
Operating Expense		
Salaries	218,664	-
Travel	112,121	62,904
General & Administrative	109,002	30,684
Professional Services	98,764	209,510
Rent	86,524	42,968
Research & Development	25,859	1,298
Advertisement	13,550	2,165
Depreciation	3,362	4,008
	667,846	353,536
Net Income from Operations	(381,084)	26,556
Other Income (Expense)		
Interest Expense	(19,315)	-
Net Income	$ (400,399)	$ 26,556

VIDONI, INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
————————

Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$ (400,399)	$ 26,556
Change in Accounts Payable	61,686	10,867
Change in Accounts Receivable	72,891	(132,376)
Change in Prepaid Expenses	3,362	4,008
Depreciation	(828)	-
Net Cash Flows From Operating Activities	(263,288)	(90,945)
Cash Flows From Investing Activities		
Purchase of Fixed Assets	(6,716)	(6,680)
Security Deposit	-	(7,413)
Net Cash Flows From Investing Activities	(6,716)	(14,093)
Cash Flows From Financing Activities		
Draws on Line of credit	68,274	-
Issuance of Common Stock	1,039	-
Issuance of Promissory Notes	-	94,155
Capitalization of Accrued Interest	8,721	-
Additional Paid In Capital	229,463	-
Dividends Paid	-	(35,027)
Prior Period Adjustment to Retained Earnings	-	(6,162)
Net Cash Flows From Investing Activities	307,497	52,966
Cash at Beginning of Period	118	52,189
Net Increase (Decrease) In Cash	37,494	(52,071)
Cash at End of Period	$ 37,612	$ 118

VIDONI, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
_____

| | Common Stock | | Additional Paid | Retained Earnings | Total Stockholders' |
	Number	Amount	in Capital		Equity
Balance at December 31, 2016	- $	- $	- $	- $	-
Distributions	-	-	-	(35,027)	(35,027)
Net Income	-	-	-	94,280	94,280
Balance at December 31, 2017	- $	- $	- $	59,253 $	59,253
Issuance of Stock	10,385,786	1,039	229,463	-	230,502
Net Income	-	-	-	(400,399)	(400,399)
Balance at December 31, 2018	10,385,786 $	1,039 $	229,463 $	(341,146) $	(110,644)

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Vidoni, Inc. ("the Company") is a corporation organized under the laws of Delaware. The Company specializes in providing mixed reality training programs under the SaaS model to users in the manufacturing, fabrication, construction, and oil and gas industries.

NOTE B- GOING CONCERN MATTERS

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The Company sustained a net loss of $400,399 as well as a decline in sales during 2018.

The following describes management's plans that are intended to mitigate the conditions and events that raise substantial doubt about the Company's ability to continue as a going concern. The Company plans to raise capital through an equity offering to meet its obligations. The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans, as described above

These conditions and events create an uncertainty about the ability of the Company to continue as a going concern through July 25, 2020 (one year after the date that the financial statements are available to be issued). The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

NOTE C- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties associated with development of new technology including, but not limited to, the need for protection of proprietary technology, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Fixed Assets

The Company capitalizes assets with an expected useful life of one year or more, and an original purchase price of $1,000 or more. Depreciation is calculated on a straight-line basis over management's estimate of each asset's useful life.

Rent & Security Deposit

The Company currently occupies office space under a non-cancellable operating lease. The lease expires in 2020 and may be renewed at the option of the Company at the then-current market rate. Future minimum payments are $7,210 per month.

Provided the Company has met all requirements set forth by the landlord, collectability of this deposit is reasonable at the time the lease is not renewed.

Advertising

The Company records advertising expenses in the year incurred.

Other Income

A company credit card was used in 2018 and received cash back rewards on purchases.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal year 2018. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements, but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the State of Delaware and New York, respectively.

Recently Adopted Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In November 2015, the FASB issued ASU (Accounting Standards Update) 2015-17, *Balance Sheet Classification of Deferred Taxes*, or ASU 2015-17. The guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. For all entities other than public business entities, the guidance becomes effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for all entities as of the beginning of an interim or annual reporting period. The adoption of ASU 2015-17 had no material impact on the Company's financial statements and related disclosures.

In November 2016, the FASB issued ASU 2016-18, *Statement of Cash Flows (Topic 230), Restricted Cash*, or ASU 2016-18. The amendments of ASU 2016-18 were issued to address the diversity in classification and presentation of changes in restricted cash and restricted cash equivalents on the statement of cash flows which is currently not addressed under Topic 230. ASU 2016-18 would require an entity to include amounts generally described as restricted cash and restricted cash equivalents with cash and cash equivalents when reconciling the beginning of period and end of period total amounts on the statement of cash flows. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2018 for non-public entities. Early adoption is permitted, and the standard must be applied retrospectively. The adoption of ASU 2016-18 had no material impact on the Company's financial statements and related disclosures.

In May 2014, the FASB issued ASU, 2014-09—*Revenue from Contracts with Customers (Topic 606)*, or ASU 2014-09, and further updated through ASU 2016-12, or ASU 2016-12, which amends the existing accounting standards for revenue recognition. ASU 2014-09 is based on principles that govern the recognition of revenue at an amount to which an entity expects to be entitled to when products are transferred to customers. This guidance is effective for annual reporting periods, and interim periods within those years, beginning December 15, 2018 for non-public entities. The new revenue standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. The adoption of ASU 2014-09 had no material impact on the Company's financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2019 for non-public entities. The adoption of ASU 2016-02 had no material impact on the Company's financial statements and related disclosures.

In March 2016, the FASB issued ASU 2016-09, *Improvements to Employee Share-based Payment Accounting*, or ASU 2016-09. ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Some of the areas of simplification apply only to non-public companies. This guidance was effective on December 31, 2016 for public entities. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for an entity in any interim or annual period for which financial statements have not been issued or made available for issuance. An entity that elects early adoption must adopt all amendments in the same period. The adoption of ASU 2016-09 had no material impact on the Company's financial statements and related disclosures.

In May 2017, the FASB issued ASU 2017-09, *Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting*, or ASU 2017-09, which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for both public entities and non-public entities. Early adoption is permitted. The adoption of ASU 2017-09 had no material impact on the Company's financial statements and related disclosures.

NOTE D- DEBT

Promissory Notes

In 2017 & 2018, the company issued a series of notes payable in exchange for cash to a related party for the purpose of funding continuing operations ("the Promissory Notes"). The notes accrue interest at the rate of 9.2% per annum and are payable in 2020. The Company capitalized approximately $8,721 in interest related to the Notes.

Line Of Credit

The Company maintains a line of credit with a commercial bank. The interest rate and minimum payments vary based on the total amount the Company owes. The Company is currently in negotiations with creditors to settle the outstanding amounts for less than what is owed.

NOTE E- FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;
Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and
Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method.
Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE F- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE G- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before July 25, 2019, the date that the financial statements were available to be issued.

The Company was awarded a contract scheduled to commence in the fourth quarter of 2019, which management estimates to be worth a minimum of $72,500.

In June of 2019, the Company settled certain debts for less than their full value. Management estimates that the Company will realize a gain of approximately $25,000 associated with debt settlements in 2019.